SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

December 5, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Amendment No. 3 to Registration Statement on Form F-1 Submitted November 24, 2023 File No. 333-272555

Dear Ms. Beukenkamp,

Please accept this letter as the response of Roma Green Finance Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Commission on November 24, 2023 (the “Registration Statement”). The Company is concurrently filing with the Commission Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 3 to Form F-1 filed November 24, 2023

Exhibits

1.	Please have counsel revise Exhibit 5.1 to opine on the correct number of shares being offered by the company and each of the selling shareholders. Please also explain why counsel has included the shares to be sold by Top Elect in the underwritten offering within the definition of “IPO Shares.” Because such shares are currently outstanding, counsel should opine that these shares are (as opposed to “will be”) validly issued, fully-paid and non-assessable. Please also fill in the brackets contained in the opinion, as it appears that this is the final, signed opinion of counsel.

Response:

A revised opinion is included in the Revised Registration Statement in response to this comment.

2.	Please tell us why the scope of Opinion 5.2 is limited to compliance with Hong Kong laws from 1 April 2021 to 31 March 2023, as specified in paragraph B.

Response:

A revised opinion is included in the Revised Registration Statement in response to this comment to cover the period from April 1, 2021 through November 30, 2023. The opinion is limited to November 30, 2023 based upon the date of the searches Robertsons was required to obtain to issue the opinion.

3.	Please have counsel revise exhibit 8.2 to remove the language stating that the opinion may not be relied upon by any other persons or corporate entities other than Nasdaq. Purchasers of securities in the offering are entitled to rely on the opinion. Please also have counsel execute the opinion.

Response:

A revised opinion is included in the Revised Registration Statement in response to this comment.

4.	Please have counsel revise Exhibit 23.5 to consent to the filing of counsel’s opinion as an exhibit to the registration statement. This exhibit consents only to the filing of the consent as an exhibit.

Response:

A revised consent is included in the Revised Registration Statement in response to this comment

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Roma Green Finance Limited